Exhibit 99(10)

Consent of Independent Registered Public Accounting Firm

The Board of Directors of National Security Life and Annuity Company:

We consent to use of our reports for National Security Variable Account N dated April 15, 2011, and for National Security Life and Annuity Company dated April 13, 2011 included herein and to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Statement of Additional Information in post-effective amendment no. 11 to File No. 333-125856. Our report covering the December 31, 2010 financial statements and schedules of National Security Life and Annuity Company refers to a change in the method of evaluating other-than-temporary impairments of fixed maturity securities due to the adoption of new accounting requirements issued by the FASB, as of January 1, 2009.

/s/ KPMG LLP
Columbus, Ohio April 29, 2011